Exhibit (a)(5)(C)

LITE DEPALMA GREENBERG, LLC

Joseph J. DePalma

Katrina Carroll

Two Gateway Center, Suite 1201

Newark, NJ 07102

Tel: (973) 623-3000

Fax: (973) 623-0858

Attorneys for Plaintiff

[Additional Counsel Appeal on Signature Page]

ROBERT PROVONCHA, Individually	)	SUPERIOR COURT OF NEW JERSEY
and On Behalf of All Others Similarly	)	CHANCERY DIVISION: CAMDEN
Situated,	)	COUNTY
)
Plaintiff,	)	DOCKET NO.:
)
v.	)
	)	CLASS ACTION COMPLAINT
A.C. MOORE ARTS & CRAFTS, INC.,	)
MICHAEL J. JOYCE, JOSEPH F.	)	SHAREHOLDER COMPLAINT
CORADINO, NEIL A. MCLACHLAN,	)
THOMAS S. RITTENHOUSE, LORI J.	)
SCHAFER, JOSEPH A. JEFFRIES,	)
NICOLE CRAFTS LLC, AND SBAR’S,	)
ACQUISITION CORP.,	)
)
Defendants.	)

Plaintiff, Robert Provoncha (“Plaintiff”), residing at 398 Owls Nest Road, Shapleigh, Maine, by his attorneys, as and for his class action complaint, alleges upon personal knowledge with respect to himself, and upon information and belief as to all other allegations based upon, inter alia, the investigation of counsel, as follows:

NATURE OF THE ACTION

1. This is a shareholder class action brought by plaintiff on behalf of himself and the public shareholders of A.C. Moore Arts & Crafts, Inc., (“A.C. Moore” or the “Company”) against A.C. Moore, the directors of A.C. Moore, Nicole Crafts LLC and its indirect wholly owned subsidiary Sbar’s Acquisition Corp. (“Merger Sub”) (collectively “Sbar’s”) arising out of their agreement to sell A.C. Moore to Sbar’s (the “Proposed Transaction”). In pursuing the Proposed Transaction, each of the defendants has violated applicable law by directly breaching and/or aiding breaches of fiduciary duties of loyalty and due care owed to plaintiff and the proposed class.

2. On October 4, 2011, AC. Moore entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Sbar’s will acquire all of A.C. Moore’s outstanding shares of common stock, pursuant to a tender offer (“Tender Offer”) for approximately $40.8 million, after which A.C. Moore will merge into a Sbar’s-controlled entity. The Proposed Transaction has been approved by A.C. Moore’s Board of Directors (the “Board”). Under the terms of the Proposed Transaction, A.C. Moore stockholders will receive $1.60 in cash for each share of A.C. Moore common stock (the “Offer Price”).

3. The Proposed Transaction is the product of a flawed process that is designed to ensure the sale of A.C. Moore to Sbar’s on terms preferential to Sbar’s, but detrimental to plaintiff and the other public stockholders of A.C. Moore. Plaintiff seeks to enjoin the Proposed Transaction.

JURISDICTION AND VENUE

4. This Court has jurisdiction over each defendant named herein. A.C. Moore is a corporation that conducts business and maintains operations in New Jersey. It is headquartered in Berlin, New Jersey. The remaining individual defendants have sufficient minimum contacts with New Jersey so as to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

5. Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this County. Additionally, a substantial portion of the transactions and wrongs complained of herein occurred in this County, including the defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to AC. Moore’s shareholders. Defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.

THE PARTIES

6. Plaintiff is and has been the owner of A.C. Moore common shares continuously since prior to the wrongs complained of herein.

7. Defendant A.C. Moore, a Pennsylvania corporation headquartered in 130 A.C. Moore Drive, Berlin, New Jersey, is a specialty retailer of arts, crafts and floral merchandise for a wide range of customers. The Company currently serves customers through its 134 stores located in the Eastern United States.

8. Defendant Michael J. Joyce is the Chairman of the Board of A.C. Moore.

9. Defendant Joseph F. Coradino is a director of A.C. Moore.

8. Defendant Neil A. McLachlan is a director of A.C. Moore.

9. Defendant Thomas S. Rittenhouse is a director of A.C. Moore.

10. Defendant Lori J. Schafer is a director of A.C. Moore.

11. Defendant Joseph A. Jeffries is the Chief Executive Officer of A.C. Moore.

12. Defendants in ¶¶ 8-11 are collectively referred as the Individual Defendants.

13. The Individual Defendants, as officers and/or directors of A.C. Moore, have a fiduciary responsibility to Plaintiff and the other public shareholders of A. C. Moore, and owe them the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

14. Defendant Nicole Crafts LLC is Delaware Limited Liability Company. Its principal place of business is 14 Sbar Blvd., Moorestown, NJ 08057.

15. Sbar’s Acquisition Corp is wholly owned subsidiary of Nicole Crafts LLC whose principal place of business is 14 Sbar Blvd., Moorestown, NJ 08057.

16. The Individual Defendants, together with Defendants A.C. Moore, Nicole Crafts LLC, and Sbar’s Acquisition Corp., are referred to herein collectively as “Defendants.”

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

17. By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with Plaintiff and the Company’s other public shareholders, and owe them the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure

18. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in a change in corporate control or a break-up of the corporation’s assets, they have a fiduciary obligation to act in the best interests of the company’s shareholders. To diligently comply with these duties, the directors may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage or inhibit alternative offers to acquire control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties; and/or

(d) will provide the directors, executives or other insiders with preferential treatment at the expense of, or separate from, the public shareholders, or place their own pecuniary interests above those of the interests of the company and its shareholders.

19. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of A.C. Moore, are obligated to:

(a) determine whether a proposed sale of the Company is in the shareholders’ best interests;

(b) consider all bona fide offers or strategic alternatives; and

(c) refrain from implementing unreasonable measures designed to protect a transaction to the exclusion of a more beneficial deal, and from participating in any transaction in which their loyalties are divided.

20. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, have violated and are continuing to violate the fiduciary duties they owe to Plaintiff and the Company’s other public shareholders, including the duties of loyalty, good faith, candor, and due care.

SUBSTANTIVE ALLEGATIONS

21. A.C. Moore operates as a specialty retailer of arts, crafts, and floral merchandise in the eastern United States. Its stores offer art and scrapbooking items, traditional and fashion crafts, floral and floral accessories, home decor and frames, and seasonal items for children and adults. The company also offers its products through its website, acmoore.com. As of July 2, 2011, it operated 135 stores. A.C. Moore was founded in 1984 and is based in Berlin, New Jersey.

22. On February 15, 2011, the Company issued a press release titled “AC Moore Exploring Strategic Alternatives” which stated:

Berlin, New Jersey, February 15, 2011 — A.C. Moore Arts & Crafts, Inc. (NASDAQ: ACMR) (the “Company” or “A.C. Moore”) today announced that its Board of Directors is exploring strategic alternatives to enhance shareholder value including, but not limited to, a potential sale of the Company, corporate financing or capital raise. Janney Montgomery Scott LLC has been engaged to serve as the Company’s financial advisor in this process. The Company has received third party expressions of interest. However, the Company does not intend to disclose any developments regarding its exploration of strategic alternatives, unless and until its Board of Directors has approved a specific transaction. There can be no assurance that a transaction will result from this process.

23. Subsequently, on August 3, 2011, A.C. Moore announced results for the three and six month periods ended July 2, 2011. Therein, the Company stated:

Sales for the second quarter of 2011 were $99.0 million, a decrease of 0.8% compared to sales of $99.9 million during the second quarter of 2010. This decline was primarily due to a decrease in comparable store sales of 0.7%. Net loss for the quarter was $7.9 million, or $0.32 per share, compared to a net loss of $9.7 million, or $0.40 per share in the second quarter of last year.

Sales for the six months ended July 2, 2011 were $201.7 million, a decrease of 1.7% compared to sales of $205.2 million during the comparable period of 2010. This decline is primarily attributable to a 1.7% decrease in comparable store sales. Net loss was $15.3 million, or $0.62 per share, for the six months ended July 2, 2011, compared to a net loss of $17.2 million, or $0.71 per share for the comparable period last year.

24. Commenting on these results, defendant Jeffries stated: “As we move toward our peak selling season, we are focused on executing our merchandising and operating plan.”

25. Also on August 3, 2011, Defendant Jeffries, and A.C. Moore’s Chief Financial Officer, David Stern, as well as David Ableman, A.C. Moore’s Executive Vice President and Chief Marketing and Merchandising Officer, conducted a conference call with analysts and investors to discuss the Company’s results for the three and six month periods ended July 2, 2011. During the call, Defendant Jeffries was upbeat about the Company’s performance and prospects:

For the second quarter 2011, total sales decline 0.8% from the same period a year earlier, and our same-store sales declined by 0.7%. As referenced on the prior call, Easter occurred three weeks later in 2011 than in 2010. This change caused a shift in Easter related sales for the three weeks preceding Easter from the first quarter in 2010 to the second quarter in 2011.

Our gross margin ended at 43.8%, which is a 0.6 percentage point improvement, year over year. Shifting our attention towards our merchandizing departments and inventory management efforts, we had several departments perform well during beginning with cake and candy. … We are very encouraged with the early results, and expect this category to continue to deliver strong positive sales growth for the remainder of the year.

***

Inventory ended down 1.6% at 116.5 million at cost, a reduction of 1.9 million. The composition of our inventory continues to improve, as we move to change the ratio of warehouse to store inventory.

In summary, inventory is down overall, and has been shifted to the stores leading to better in-stocks. We ended the quarter three with improved in-stock positions and equally important, we are set and prepared much earlier this year in our fall harvest seasonal programs, as well as our early fall and Christmas craft programs.

***

Additionally in anticipation of questions about the company’s February 15 announcement of the Board of Directors is exploring strategic alternatives, the company does not intend to disclose any developments regarding this process, and so the Board has something definitive to share.

26. In response to a question from an analyst about the Company’s merchandising strategy, Defendant Jeffries remained positive:

Our product arrived significantly earlier. We’ve said earlier in all of our fall harvest, fall craft and early Christmas craft programs. We’ve improved our quality, we’ve bought deeper in the items that mattered the most, we have validated all of our assumptions with some vendor partners strategically, and we feel really good about where we are from a presentation perspective.

I have been in and out of stores a lot over the past three weeks, both our own stores and in our competitors stores and I am very, very comfortable with what I am seeing in the market place, and the way that we are positioned this year. I think it’s much improved.

THE PROPOSED ACQUISITION

27. On October 4, 2011, AC. Moore announced that the Company has signed a definitive agreement to be acquired by an affiliate of Sbar’s, one of the largest arts and crafts distributors in the United States, for $1.60 per common share in cash. The Agreement and Plan of Merger was unanimously approved by A.C. Moore’s Board of Directors, upon the unanimous recommendation of a Special Committee of the Board, which was comprised solely of non-employee independent directors. Specifically, the companies announced the following:

A.C. Moore Arts & Crafts, Inc. (NASDAQ: ACMR) (“A.C. Moore” or the “Company”) today announced that the Company has signed a definitive agreement to be acquired by an affiliate of Sbar’s, Inc. (“Sbar’s”), one of the largest arts and crafts distributors in the United States, for $1.60 per common share in cash.

The Agreement and Plan of Merger was unanimously approved by A.C. Moore’s Board of Directors, upon the unanimous recommendation of a Special Committee of the Board, which was comprised solely of non-employee independent directors. The Special Committee was formed in January 2011 to oversee a review of strategic alternatives that was initiated following the Company’s receipt of unsolicited expressions of interest.

“Today’s announcement provides an outstanding opportunity for our key stakeholders and was the result of the Special Committee’s comprehensive review of a range of possible strategic alternatives to enhance shareholder value and reposition the Company for stability and improved operations,” said Michael J. Joyce, Chairman of A.C. Moore’s Board of Directors and a member of the Special Committee.

Mr. Joyce continued, “After conducting a thorough review of alternatives, the Special Committee and the Board of Directors unanimously concluded that this transaction with Sbar’s is in the best interest of our key stakeholders. For shareholders, the agreement provides full liquidity at a price that represents a 68 percent premium to A.C. Moore’s closing stock price on October 3, 2011. For customers, vendors and employees, this transaction expands the relationship with Sbar’s that goes back more than two decades and provides a new foundation to support our business initiatives.”

“Sbar’s is very excited about partnering with A.C. Moore to build the most dynamic and exciting retailer in the arts and crafts space,” said Pepe Piperno, Chief Executive Officer of Sbar’s. “We are confident that Sbar’s expertise and history of innovation in arts and crafts merchandising and sourcing will greatly benefit A.C. Moore’s customers, vendors and employees.”

Under the terms of the agreement, an affiliate of Sbar’s will commence a cash tender offer for all issued and outstanding shares of A.C. Moore common stock at $1.60 per share, without interest.

An affiliate of Sbar’s has received a financing commitment from Wells Fargo Bank, National Association (“Wells Fargo”) to provide the debt financing necessary to close the transaction. In addition, concurrent with the execution of the agreement, a Sbar’s affiliate has delivered $20 million in cash to be held in escrow and used to fund the transaction, as set forth in an escrow agreement between the parties and Wells Fargo as escrow agent.

28. Also on October 4, 2011, the Company filed a Form 8-K with the U.S. Securities and Exchange Commission (“SEC”) wherein it disclosed the Merger Agreement. The announcement and filing reveal that the Proposed Acquisition is the product of a flawed sale process and, unless the offer price is increased, would be consummated at an unfair price.

29. The sale of A.C. Moore for the unreasonably low price of $1.60 per share during a period of economic downturn is to the detriment of the Company’s public shareholders and would deprive the Company’s shareholders of the opportunity to benefit from A.C. Moore’s plans to increase the Company’s value. The $1.60 share price is 44% lower than the price of the Company’s stock on February 15, 2011, the date the Company issued a press release announcing that the Board of Directors was exploring “strategic alternatives to enhance shareholder value,” including possibly selling the Company. Furthermore, A.C. Moore stock traded at $3.40 as recently as March 21, 2011.

30. In addition, the $1.60 offer is significantly less than many analyst estimates. As reported by Yahoo! Finance, using data provided by Thompson Reuters First Call financial news service, the mean analyst target price for A.C. Moore stock was $2.50 per share. In fact, one analyst had a target price as high as $3.00 per share.

31. Moreover, the terms of the Merger Agreement will dissuade or otherwise preclude the emergence of a superior transaction. Specifically, the Merger Agreement states:

9.2 No Solicitation of Transactions.

(a) Except as permitted by this Section 7.2, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement pursuant to Article IX, the Company shall not, nor shall it knowingly permit any of its Subsidiaries to, nor shall it authorize or knowingly permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative (collectively, “Representatives”) of the Company or any of its Subsidiaries to, (i) solicit or initiate, or knowingly encourage or facilitate, directly or indirectly, the submission of any Acquisition Proposal by any Person other than Parent, Merger Sub or any Affiliates thereof (a “Third Party”), (ii) directly or indirectly participate in discussions or negotiations regarding, or furnish to any Third Party information with respect to, or knowingly facilitate the making of any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, or (iii) enter into any agreement with respect to any Acquisition Proposal with any Third Party; provided that, it is understood and agreed that any determination or action by the Company Board permitted under Section 7.2(b), Section 7.2(d), Section 7.2(e), Section 7.2(f) or Section 9.4(c), shall not, in and of itself, be deemed to be a breach or violation of this Section 7.2(a) or, in the case of Section 7.2(b), give Parent a right to terminate this Agreement pursuant to Section 9.3(b).

(b) Notwithstanding anything to the contrary in Section 7.2(a), if at any time on or after the date of this Agreement and prior to the earlier to occur of the Offer Closing and obtaining the Company Stockholder Approval, the Company or its Representatives receives an Acquisition Proposal from a Third Party which did not result from a breach of Section 7.2(a), and the Company Board, or any Committee, determines in good faith, after consulting with outside legal and financial advisors, that any such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal and the Company Board, or any Committee, determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the best interests of the Company’s stockholders, then the Company and its Representatives may (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) and/or access with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Acquisition Proposal; provided that the Company shall provide or make available, to the extent not previously provided or made available to Parent or its Representatives, to Parent any material non-public information with respect to the Company or any of its Subsidiaries that is provided to the Third Party making such Acquisition Proposal prior to or substantially concurrently with the time it is provided or made available to such Third Party; and (B) engage in or otherwise participate in discussions and/or negotiations directly or through its Representatives with the Person or group of Persons making such Acquisition Proposal. Notwithstanding anything to the contrary contained in Section 7.2(a), the Company shall be permitted to grant a waiver or release to any Person or group of Persons subject to an Acceptable Confidentiality Agreement for the sole purpose of allowing such Person or group of Persons to submit an Acquisition Proposal that the Company Board, or any Committee, determines in good faith is reasonably likely to lead to a Superior Proposal if the Company Board determines that the failure to take such action would be inconsistent with the best interests of the Company’s stockholders. For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means (i) any pre-existing confidentiality agreement between the Company and any such Person and (ii) any confidentiality agreement entered into after the date of this Agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, provided that any such agreement under (i) or (ii) shall permit the Company to comply with the terms of this Section.

(c) The Company shall advise Parent orally and in writing, promptly (but in no event later than forty-eight (48) hours) after receipt thereof, of (i) any Acquisition Proposal received by any officer or director of the Company or, to the Knowledge of the Company, any other Representative of the Company and (ii) the material terms of such Acquisition Proposal (including the identity of the entity proposing the Acquisition Proposal), and provide a copy of such Acquisition Proposal to Parent if such proposal is in writing. The Company shall keep Parent reasonably informed on a reasonably current basis of the status of, and any material changes to, the terms of any such Acquisition Proposal and the status of discussions and negotiations with respect thereto.

(d) Notwithstanding any other provision of this Agreement to the contrary, but subject to compliance with the provisions of Section 7.2(e), at any time prior to the earlier to occur of the Offer Closing and obtaining the Company Stockholder Approval, the Company Board or any Committee may (i) authorize the Company to terminate this Agreement in accordance with Article IX and enter into an agreement, arrangement or understanding with respect to an Acquisition Proposal and/or make a Board Recommendation Change following receipt of an Acquisition Proposal made after the date hereof that the Company Board or such Committee determines in good faith, after consultation with its outside financial and legal advisors, constitutes, or is reasonably likely to lead to, a Superior Proposal, provided, that such Acquisition Proposal did not result, directly or indirectly, from a material breach of this Section 7.2, and that the Company Board or a Committee has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the best interests of the Company’s stockholders, or (ii) make a Board Recommendation Change if the Company Board or a Committee determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the best interests of the Company’s stockholders.

(e) Neither the Company Board nor any Committee shall terminate this Agreement and enter into an agreement, arrangement or understanding with respect to an Acquisition Proposal or make a Board Recommendation Change as permitted by Section 7.2(d)(i), unless the Company promptly notifies Parent, in writing at least three (3) Business Days before taking such action, of its intention to do so, including the material terms and conditions of such Acquisition Proposal and the identity of the Third Party making the Acquisition Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Acquisition Proposal shall require a new written notification from the Company and a new three (3) Business Day period). Neither the Company Board nor a Committee shall authorize the termination of this Agreement and make a Board Recommendation Change as permitted by Section 7.2(d)(ii), unless the Company has provided Parent at least three (3) Business Days’ prior written notice advising Parent of its intention to make a Board Recommendation Change. Notwithstanding the foregoing, if fewer than three (3) Business Days remain before the then scheduled Expiration Date, the notice period with respect to an Acquisition Proposal or a Board Recommendation Change pursuant to this Section 7.2(e) shall be no less than twenty-four (24) hours.

(f) Nothing contained in this Agreement shall prevent the Company, the Company Board or a Committee from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law, if such Board determines, after consultation with outside legal counsel, that failure to so disclose such position could be inconsistent with applicable Law, (ii) making any disclosure to its stockholders required by applicable Law or by the rules and regulations of NASDAQ, or (iii) otherwise making such disclosure to the Company’s stockholders or otherwise that the Company Board or a Committee (after consultation with counsel) concludes in good faith that the failure to make such disclosure would be inconsistent with applicable Law. In addition, it is understood and agreed that, for purposes of this Agreement (including Article IX), a factually accurate public statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act, or any similar communication to the stockholders of the Company, shall not constitute a Board Recommendation Change or a withdrawal or modification, or proposal by the Company Board to withdraw or modify, such Company Board’s recommendation of this Agreement or the transactions contemplated hereby, or an approval or recommendation with respect to any Acquisition Proposal.

32. The presence of the no solicitation provision, therefore, can only have been designed to provide an even greater layer of protection for the Proposed Transaction and effectively dissuade the emergence of competing offers.

33. The Merger Agreement also has unreasonably high termination fee. More specifically, the Merger Agreement states:

(c) In the event that:

(i) this Agreement is terminated by Parent pursuant to Section 9.3(b) (Board Recommendation Change) under clause (ii) of Section 7.2(d);

(ii) this Agreement is terminated by the Company pursuant to Section 9.4(c) (Acceptance of Superior Proposal); or

(iii) (A) a bona fide Acquisition Proposal shall have been publicly disclosed after the date hereof and not withdrawn prior to the termination of this Agreement, and (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 9.2(a) or by Parent pursuant to Section 9.3(b) , and (C) within twelve (12) months of the date this Agreement is terminated, the Company enters into a definitive agreement with respect to, or recommends to its stockholders, an Alternative Transaction with a Third Party or an Alternative Transaction is consummated with a Third Party;

then, in any such event under clauses (i) and (ii) above, concurrently with such termination, and, in the case of clause (iii) above, within one (1) Business Day of the earlier of the execution of such definitive agreement, recommendation or the consummation of such Alternative Transaction, the Company shall make payment to Parent by wire transfer of same day funds to an account designated by Parent a fee in an amount equal to $2,000,000 (the “ Termination Fee ”); it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. For the purposes of the foregoing Section 9.5(c) above, the term “Alternative Transaction” shall mean a transaction of a type described in the definition of “Acquisition Proposal” in Section 7.2 except that the references to “20%” in the definition of “Acquisition Proposal” in Section 7.2 shall be deemed to be references to “50%.”

34. In yet a further attempt to “lock-up” the Proposed Transaction, the Company has granted an irrevocable “Top-Up Option” to Sbar’s allowing it to acquire up to 80% plus one share of Company common stock and pursue a short form merger, without a shareholder vote and without any requirement of establishing the entire fairness of the Proposed Transaction. The Merger Agreement grants Sbar’s an open-ended irrevocable stock option for all remaining authorized shares, who Sbar’s may exercise whenever it chooses:

Top-Up Option.

(a) The Company hereby grants to Merger Sub an irrevocable option, for so long as this Agreement has not been terminated pursuant to the provisions hereof (the “Top-Up Option”), to purchase (for cash or a note payable), that number (but not less than that number) of shares of Company Common Stock (the “Top-Up Option Shares”) equal to the lesser of (i) the lowest number of shares that, when added to the number of shares owned by Parent or Merger Sub at the time of such exercise, will constitute one share more than eighty percent (80%) of the total shares of Company Common Stock then outstanding on a Fully-Diluted Basis (assuming the issuance of the Top-Up Option Shares) at a price per share equal to the Offer Price, and (ii) the aggregate number of shares held as treasury shares by the Company and the number of shares that the Company is authorized to issue under its articles of incorporation but which (A) are not issued and outstanding and (B) are not reserved for issuance for outstanding Company Options, Company SARs or other obligations of the Company.

(b) The Top-Up Option shall be exercisable only once, in whole and not in part, on or prior to the second (2nd) Business Day after the Acceptance Date and only if Merger Sub shall beneficially own as of such time at least 70.7% of the total outstanding shares of Company Common Stock on a Fully-Diluted Basis. Merger Sub will, concurrently with the exercise of the Top-Up Option, give written notice to the Company that as promptly as practicable following such exercise, Merger Sub intends to (and Merger Sub will, and Parent will cause Merger Sub to, as promptly as practicable after such exercise) consummate the Merger in accordance with the PBCL as contemplated by Section 3.9. The Top- Up Option shall not be exercisable, and the Company shall not be obligated to deliver the Top-Up Option Shares, if (i) the exercise of the Top-Up Option and the issuance and delivery of the Top-Up Option Shares are prohibited by any applicable Law, (ii) any judgment, injunction, order or decree shall be in effect prohibiting the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise (excluding any rule or regulation of NASDAQ), (iii) immediately upon exercise of the Top-Up Option and the issuance of the Top-Up Option Shares, the number of shares of Company Common Stock owned, directly or indirectly, by Parent and Merger Sub (excluding shares of Company Common Stock tendered in the Offer pursuant to guaranteed delivery procedures as to which delivery has not been completed as of the time of exercise of the Top-Up Option) does not constitute one share more than eighty percent (80%) of the number of shares of Company Common Stock that will be outstanding on a Fully-Diluted Basis immediately after the issuance of the Top-Up Option Shares, (iv) the issuance of Top-Up Option Shares pursuant to the Top-Up Option would require approval by the Company’s stockholders under applicable Law (other than pursuant to the rules and regulations of NASDAQ) or (v) Merger Sub has not accepted for payment all shares of Company Common Stock validly tendered in the Offer and not properly withdrawn. The parties shall cooperate to ensure that the issuance of the Top-Up Option Shares is accomplished consistent with all applicable Laws (other than pursuant to the rules and regulations of NASDAQ), including compliance with an applicable exemption from registration of the Top-Up Option Shares under the Securities Act. The Top-Up Option shall terminate upon the earlier to occur of (i)the Effective Time and (ii) termination of this Agreement in accordance with Article IX.

(c) In the event that Merger Sub wishes to exercise the Top-Up Option in accordance with this Section 2.3. Merger Sub shall give the Company prior written notice specifying in such notice: (i) the number of Shares that Merger Sub intends to purchase pursuant to the Top-Up Option; (ii) the manner in which Parent or Merger Sub intends to pay the applicable exercise price; and (iii) the place and time at which the closing of the purchase of such Top-Up Option Shares by Merger Sub is to take place, with the time for the closing being not more than five (5) Business Days after the exercise of the Top-Up Option. The Company shall, as soon as practicable following receipt of such notice, notify Merger Sub of the number of shares of Company Common Stock then outstanding, the number of shares of Company Common Stock then outstanding on a Fully-Diluted Basis and the number of Top-Up Option Shares. At the closing of the purchase of the Top-Up Option Shares, Merger Sub shall pay the Company the aggregate purchase price payable for the Top-Up Option Shares pursuant to this Section 2.3. and the Company shall cause to be issued to Merger Sub a certificate (or evidence of shares in book-entry form) representing the Top-Up Option Shares. The- aggregate purchase price payable for the Top-Up Option Shares may be paid either (i) entirely in cash or (ii) at the election of Merger Sub or Parent, by paying in cash an amount equal to not less than $0.001 per Top-Up Option Share and by Merger Sub executing and delivering to the Company an unsecured promissory note having a principal amount equal to the balance of the aggregate purchase price for the Top-Up Option Shares. Any such promissory note shall bear interest at the rate of five percent (5%) per annum, shall mature on the first (1st) anniversary of the date of execution and delivery of such promissory note, shall be full recourse to Parent and Merger Sub, may be prepaid at any time and from time to time, in whole or in part, without premium or penalty, and shall have no other material terms. Merger Sub’s obligations under any such promissory note shall be guaranteed by Parent. Without the prior written consent of the Company, the right to exercise the Top-Up Option granted pursuant to this Agreement shall not be assigned by Merger Sub except to any direct or indirect wholly owned Subsidiary of Parent. Any attempted assignment in violation of this Section 2.3(c) shall be null and void.

(d) Each of Parent and Merger Sub acknowledges that the Top-Up Option Shares that Merger Sub may acquire upon exercise of the Top-Up Option will not be registered under the Securities Act and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering. Each of Parent and Merger Sub represents and warrants to the Company that Merger Sub is, and will be upon the exercise of the Top-Up Option Shares, an “accredited investor,” as defined in Rule 501 of Regulation D promulgated under the Securities Act. Each of Parent and Merger Sub represents, warrants and agrees that the Top-Up Option and the Top-Up Option Shares to be acquired upon exercise of the Top-Up Option are being and will be acquired by Merger Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act). Any certificates evidencing Top-Up Option Shares shall include any legends required by applicable securities Laws.

(e) Any dilutive impact on the value of the shares of Company Common Stock as a result of the issuance of the Top-Up Option Shares will not be taken into account in any determination of the fair value of any Dissenting Shares pursuant to the PBCL as contemplated by Section 4.1(d).

35. These extensive deal protection devices were designed to preclude any competing offers that could present better value for the Company’s shareholders. Through the use of the no-solicitation provision, matching rights, termination fee, and Top-Up Option described herein, the Individual Defendants have effectively locked up the Proposed Acquisition at terms favorable to themselves and Sbar’s, and detrimental to A.C. Moore’s common shareholders.

36. Thus, the terms of the Proposed Transaction are inadequate and unfair as to price and process, and are in violation of Defendants’ fiduciary obligations to the public shareholders of A.C. Moore.

37. Accordingly, in the absence of injunctive relief, shareholders may be forced to accept inadequate consideration for their shares.

CLASS ACTION ALLEGATIONS

38. Plaintiff brings this action as a class action pursuant to K 4:32, individually and on behalf of all holders of A.C. Moore common units who are being and will be harmed by the Individual Defendants’ actions, described herein (the “Class”). Excluded from the Class are Defendants and any person, firm, trust, corporation or other entity related to or affiliated with any Defendant.

39. This action is properly maintainable as a class action because, inter alia:

(a) The Class is so numerous that joinder of all members is impracticable. A.C. Moore’s units are publicly traded on the NASDAQ and, as of March 14, 2011, there were 24.65 million shares outstanding;

(b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. These common questions include, inter alia: (i) whether the Individual Defendants have breached any of their fiduciary duties to Plaintiff and the other members of the Class, including the duties of good faith, due care, honesty and fair dealing; (ii) whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage competing offers for the Company or its assets; and (iii) whether the Individual Defendants have irreparably harmed Plaintiff and the other members of the Class;

(c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the rest of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;

(d) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for Defendants. In addition, adjudications with respect to individual members of the Class would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or would substantially impair or impede their ability to protect their interests; and

(e) Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

FIRST CAUSE OF ACTION

(Breach of Fiduciary Duty Against the Individual Defendants)

40. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

41. By the acts, transactions and courses of conduct alleged herein, Defendants have violated their fiduciary duties of good faith, loyalty, and due care at the expense of Plaintiff and other members of the Class.

42. As alleged herein, the Individual Defendants have failed to, inter alia.

(a) Apprise themselves of the true value of the Company or the benefits of an alternative transaction;

(b) Ensuring that the Proposed Transaction maximizes shareholder value; and

(c) Otherwise take the steps necessary to comply with their fiduciary duties.

43. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value and the disclosure of material information.

44. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

(a) Undertake an appropriate evaluation of A.C. Moore’s value;

(b) Adequately evaluate the Proposed Transaction;

(c) Openly consider other potentially value-maximizing transactions;

(d) Refrain from favoring their own interests over those of the public shareholders, to, among other things, ensure that conflicts of interest do not unfairly influence the shareholders’ decisions or available options; and

(e) Disclose all material facts necessary to permit the Company’s public shareholders to make an informed decision with respect to the Proposed Transaction or any alternate transaction.

45. Absent injunctive relief, Plaintiff and the Class will continue to suffer irreparable harm as result of the Individual Defendants’ breaches of fiduciary duty, for which Plaintiff and the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

(Aiding and Abetting Breach of Fiduciary Duty Against Sbar’s)

46. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

47. Defendant Sbar’s is sued herein as an aider and abettor of the breaches of fiduciary duties outlined above by the Individual Defendants, as members of the Board of AC. Moore. Sbar’s rendered substantial assistance to such breaches.

48. As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

49. Absent injunctive relief, Plaintiff and the Class will continue to suffer irreparable harm as result of the Individual Defendants’ breaches of fiduciary duty, for which Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands the following relief against Defendants:

A. Ordering that this action may be maintained as a class action and certifying Plaintiff as Class representative and his counsel as Class counsel;

B. Preliminarily and permanently enjoining the Individual Defendants, and anyone acting in concert with them, from proceeding with the sale of the Company unless and until they have acted in accordance with their fiduciary duties;

C. Requiring the Individual Defendants to properly exercise their fiduciary duties to Plaintiff and the Class by, among other things: (i) ascertaining the true value of the Company; (ii) considering whether the Proposed Transaction or an alternate transaction maximizes shareholder value; (iii) ensuring that an alternate transaction is not unreasonably precluded; and (iv) making full and fair disclosure of all material facts to Plaintiff and the Class in connection with any potential transaction;

D. Declaring that the Individual Defendants have violated their fiduciary duties to Plaintiff and the Class;

E. Awarding Plaintiff the costs of this action, including a reasonable allowance for attorneys’ and experts’ fees and costs; and

F. Granting such other and further relief as this Court deems just and proper.

Dated October 11, 2011	LITE DEPALMA GREENBERG, LLC

/s/ Joseph J. DePalma
Joseph J. DePalma
Katrina Carroll
Two Gateway Center, Suite 1201
Newark, NJ 07102
Tel: (973) 623-3000
Fax: (973) 623-0858

RYAN & MANISKAS, LLP
Katharine M. Ryan
Richard A. Maniskas
995 Old Eagle School Road,
Suite 311
Wayne, PA 19087
Tel: (484) 588-5516
Fax: (484) 6450-2582

MURRAY FRANK LLP
Brian P. Murray
275 Madison Avenue,
8th Floor
New York, New York 10016
Telephone: (212) 682-1818
Facsimile: (212) 682-1892

Attorneys for Plaintiff

CERTIFICATION PURSUANT TO R. 4:5-1

Plaintiff, by his attorneys, hereby certifies that to the best of his knowledge, the matter in controversy is not related to any other action. Plaintiff is not currently aware of any other party who should be joined in this action.

I hereby certify that the foregoing statements made by me are true. I am aware that if any of the foregoing statements made by me are willfully false, I am subject to punishment.

October 11, 2011	LITE DEPALMA GREENBERG, LLC

/s/ Joseph J. DePalma
Joseph J. DePalma
Katrina Carroll
Two Gateway Center Suite 1201 Newark, NJ 07102
Tel: (973) 623-3000
Fax: (973) 623-0858